2/21/07



SECURITI 07002913 N

PROCESSED
MAR 1 3 2007
THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH HIGH YIELD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WEST PUTNAM AVENUE, 3RD FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF LANE 203-625-8649 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMERIGLIO III, MICHAEL JOHN
(Name – *if individual, state last, first, middle name*)

23 BENEDICT PLACE (Address), GREENWICH (City) CT (State) 06830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, R. MARCUS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH HIGH YIELD, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey D. Lane
Signature

MANAGING MEMBER
Title

Carol D. Mullins
Notary Public

CAROL D. MULLINS
NOTARY PUBLIC
My Commission Expires 6/30/2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH HIGH YIELD LLC

STATEMENT OF FINANCIAL CONDITION
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006

MICHAEL J. SMERIGLIO III CERTIFIED PUBLIC ACCOUNTANT • CERTIFIED FINANCIAL PLANNER • PERSONAL FINANCIAL SPECIALIST

Independent Auditor Report

The Members
Greenwich High Yield LLC:

I have audited the accompanying statement of financial condition of Greenwich High Yield LLC as of December 31, 2006, and the related statement of operations, cash flows, and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich High Yield LLC as of December 31, 2006, and the results of its operations, cash flows, and changes in member's equity for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule 1 and Schedule 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael J. Smeriglio III, CPA, CFP, PFS
Greenwich, CT

January 24, 2007

23 BENEDICT PLACE + GREENWICH, CT 06830 + PH: 203.422.6453 + FAX: 203.422.2453 + WWW.MJSCPA.COM + MEMBER AICPA, CSCPA

GREENWICH HIGH YIELD LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 1,993,020
Deposit with clearing broker	100,000
Due from clearing broker	260,105
Securities owned, at market value	763,199
Property and equipment	5,815
(Net of accumulated depreciation of $194,907)	
Other assets	8,000
Total Assets	$ 3,130,139

LIABILITIES & MEMBERS' EQUITY

Liabilities	$ 642,328
Members' equity	$ 2,487,811
Total liabilities and members equity	$ 3,130,139

The accompanying Notes to Statement are an integral part of this statement.

GREENWICH HIGH YIELD LLC
Notes to Financial Statement

December 31, 2006

(1) Organization

Greenwich High Yield LLC ("GHY") is a full service broker-dealer registered under the Securities Exchange Act of 1934. The business activities of GHY's wholly owned subsidiary, High Yield Partners LLC ("HYP"), reflected in the accompanying consolidated financial statement, consist of the brokerage of trade claims on an agency basis. GHY is a limited liability company. Its articles of organization stipulate that GHY shall terminate no later than December 1, 2025.

Customer transactions are cleared on a fully disclosed basis with a clearing broker.

(2) Significant Accounting Policies

The accompanying consolidated financial statement includes the accounts of GHY and HYP.

GHY's financial statements are prepared on the accrual basis of accounting prepared in accordance with generally accepted accounting principles. GHY has adopted a calendar year.

Securities owned consist of corporate debt securities carried at quoted market values. The resulting unrealized gains or losses are reflected in income.

Commission income and expenses are recorded on a trade date basis.

For the purposes of the statement of financial condition, GHY has defined cash equivalents as highly liquid investment with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Cash and cash equivalents include money market funds.

GREENWICH HIGH YIELD LLC
Notes to Financial Statement
December 31, 2006

(2) Significant Accounting Policies (continued)

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, adjusted for obsolescence of equipment.

GHY makes guaranteed payments to the members of the company for services. These payments are accounted for as a company expense rather than as an allocation of company net income.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and event as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from the estimated amounts.

(3) Liquid Capital Requirement

GHY is subjected to the uniform net capital requirements of rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of the greater of $ 100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, GHY had liquid capital of $2,323,313 which is $2,223,313 in excess of the minimum net capital of $ 100,000. At December 31, 2006, GHY did have indebtedness of $642,328. The ratio of aggregate indebtedness to net capital was 0.28 to 1.

(4) Income Taxes

GHY is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, GHY. Members are taxed individually on their share of GHY's earnings.

(4) Income Taxes (continued)

GHY's net income or loss is allocated among the members in accordance with regulations of GHY.

(5) Off-Balance-Sheet Risk and Concentration of Credit Risk

GHY, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customer. These activities may expose GHY to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. GHY does not maintain margin accounts for its customer; and, therefore, there were no excess margin securities. Securities that GHY has not received or delivered at the settlement date result in fails. Should the other party to these transactions be unable to fulfill its obligations, GHY may be required to purchase or sell these securities at prevailing market prices.

GHY transacts its business with customers located throughout the United States. GHY has cash at a bank in excess of federally insurable limits at times, and is exposed to the risk of this concentration of cash.

(6) Securities Owned

Securities owned, at market value, consist of corporate debt securities valued at $763,199.

(7) Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments, " requires disclosure of fair value information about financial instruments for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. The fair value of all financial assets and liabilities is considered to approximate the recorded value due to short-term nature.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Member
Greenwich High Yield LLC

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Greenwich High Yield LLC for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also , as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for the prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed

in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses as defined above.
I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material
Inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and should not be used for any other purposes.



Michael J Smeriglio III, CPA, CFP, PFS
Greenwich, CT

January 22, 2007

END